UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 3, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The National Collegiate Student Loan Trust 2006-3

File No. 333-128413-02 - CF#23124

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The National Collegiate Student Loan Trust 2006-3 submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to an 8-K filed on October 13, 2006.

Based on representations by The National Collegiate Student Loan Trust 2006-3 that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.10	through October 25, 2012
Exhibit 99.13	through April 25, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel